Exhibit 99.4

Supplemental Information FOR HOLDERS OF AMERICAN DEPOSITARY SHARES TO ACCOMPANY THE INVITATION AND AGENDA FOR THE 2023 ANNUAL GENERAL MEETING

In this document (1) “FMC AG & Co. KGaA,” the “Company,” “we,” “us” or “our” refer to both Fresenius Medical Care AG & Co. KGaA, a German partnership limited by shares and to Fresenius Medical Care AG & Co. KGaA and its subsidiaries on a consolidated basis, (2) “Fresenius Medical Care AG” and “FMC AG” refer to the Company as a German stock corporation before the transformation of our legal form into a partnership limited by shares; (3) “Fresenius SE” refers to Fresenius SE & Co. KGaA, a German partnership limited by shares previously called Fresenius AG, a German stock corporation. “Group” refers to the Company including its subsidiaries. Each of “Management AG,” “FMC Management AG” and the “General Partner” refers to Fresenius Medical Care Management AG, FMC AG & Co. KGaA’s general partner and a wholly owned subsidiary of Fresenius SE. “Management Board” and “our Management Board” refer to the members of the management board of Management AG and, except as otherwise specified, “Supervisory Board” and “our Supervisory Board” refer to the supervisory board of FMC AG & Co. KGaA. “Ordinary shares” refers to the ordinary shares prior to the conversion in 2013 of our preference shares into ordinary shares. Following the conversion, we refer to our ordinary shares as “shares.” The terms “North America Segment,” “EMEA Segment,” “Asia-Pacific Segment” and “Latin America Segment” refer to our North America operating segment, Europe, Middle East and Africa operating segment, Asia-Pacific operating segment and Latin America operating segment, respectively, before the change in operating segments that occurred as of January 1, 2023. “THOUS” is used to denote the presentation of amounts in thousands and “M” is used to denote the presentation of amounts in millions. Share data are presented in actual amounts.

As a foreign private issuer under the rules and regulations of the United States (U.S.) Securities and Exchange Commission (SEC), we are not subject to the SEC’s proxy rules. However, under the stipulations of the Pooling Agreement among us, Fresenius SE, our General Partner and our independent directors, FMC AG & Co. KGaA has agreed that in connection with any exercise of voting or consent rights by our shareholders, we will furnish to the SEC and make available for holders of our American Depositary Shares (ADSs) information which is generally comparable to that which would be provided by a U.S. corporation, except that we agreed to provide the following information as it would be provided by a foreign private issuer under the SEC’s rules:

●	(i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA;

●	(ii) Trading Markets for our Securities;

●	(iii) Directors and Senior Management;

●	(iv) Compensation of the Management Board and the Supervisory Board;

●	(v) Fresenius Medical Care AG & Co. KGaA share-based plans;

●	(vi) Material Transactions between FMC AG & Co. KGaA and its subsidiaries and directors, officers and controlling persons of FMC AG & Co. KGaA; and

●	(vii) Principal Accountant Fees and Services.

The above information contained in this document has been derived principally from our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC (our 2022 20-F).

Our 2022 20-F is available on the web site maintained by the SEC at www.sec.gov and on our web site at www.freseniusmedicalcare.com on the “Investors” page under “News and Publications.” This Supplemental Information is available together with a convenience translation of the Agenda and Invitation to the Annual General Meeting (AGM) to be held on May 16, 2023 (the 2023 AGM Invitation) and certain other reports referred to in the 2023 AGM Invitation. Copies of these materials have been posted on the website for the AGM at www.freseniusmedicalcare.com/en/agm and may also be obtained from Bank of New York Mellon, the depositary for our ADSs (the Depositary).

(i)	Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE & Co. KGaA

Security ownership of certain beneficial owners of Fresenius Medical Care

Our outstanding share capital consists of shares issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the SEC or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depositary Receipt (ADR) form, we, despite a right to request depositaries to disclose corresponding information, face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns.

Since we are a foreign private issuer under the rules of the SEC, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Securities and Exchange Act of 1934. However, persons who become “beneficial owners” of more than 5% of our shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

In addition, under Article 19(1) of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (Market Abuse Regulation or MAR), persons discharging managerial responsibilities within an issuer of shares, as well as persons closely associated with them, are obliged to notify the issuer and the competent authority, i.e. for the Company as issuer, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or BaFin), of every transaction conducted on their own account relating to the shares or debt instruments of the issuer or to derivatives or other financial instruments linked thereto no later than three business days after the date of the transaction. This notification obligation applies once the volume of all transactions of such person conducted within a calendar year exceeds a total amount of €20 THOUS. Persons discharging managerial responsibilities include, inter alia, the members of management as well as supervisory boards. We post this information on our website at www.freseniusmedicalcare.com/en/investors/corporate-governance/managers-transactions.

In addition, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union (EU) are, under Sections 33, 34 of the German Securities Trading Act (Wertpapierhandelsgesetz or WpHG), obligated to notify the company of held or attributed holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. Such notification obligations will also apply pursuant to Section 38 of the WpHG to the direct or indirect holder of instruments granting an unconditional right to acquire voting rights when due or providing discretion as to the acquisition of shares or instruments that have a similar economic effect as well as pursuant to Section 39 of the WpHG to the aggregate of held or attributed voting rights and instruments (in each case excluding the 3% threshold).

Notifications we receive regarding acquisitions of holdings of voting rights are posted on our website at www.freseniusmedicalcare.com/en/home/mainnavigation/investors/notification-of-voting-rights.

Based on the most recent notices the Company received pursuant to Section 33 and 34 et seq. of the WpHG through March 27, 2023 from the shareholders listed below, they held (directly or indirectly) the following outstanding voting rights:

●	On March 22, 2023, BlackRock, Inc., Wilmington, Delaware, U.S., (BlackRock) with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 3.20% of the voting rights of FMC AG & Co. KGaA and pursuant to Section 38 of the WpHG that instruments relating to 0.98% of the voting rights of FMC AG & Co. KGaA were held as of March 17, 2023.

●	On March 3, 2023, Harris Associates Investment Trust, Boston, Massachusetts, U.S., disclosed pursuant to Section 33 of the WpHG that 3.01% of the voting rights of FMC AG & Co. KGaA were held as of February 28, 2023.

●	On January 6, 2023, Dodge & Cox International Stock Fund, San Francisco, California, U.S., disclosed pursuant to Section 33 of the WpHG that 3.00% of the voting rights of FMC AG & Co. KGaA were held as of January 3, 2023.

●	On December 21, 2022, Harris Associates L.P., Wilmington, Delaware, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 3.00% of the voting rights of FMC AG & Co. KGaA were held as of December 19, 2022.

●	On December 16, 2022, Dodge & Cox, San Francisco, California, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 5.03% of the voting rights of FMC AG & Co. KGaA were held as of December 13, 2022.

●	On October 28, 2022, Richard Pzena, with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 5.20% of the voting rights of FMC AG & Co. KGaA were held as of October 24, 2022.

●	On July 14, 2022, Artisan Partners Asset Management Inc., Wilmington, Delaware, U.S., with respect to attributed voting rights, disclosed pursuant to Sections 33, 34 of the WpHG that 2.99% of the voting rights of FMC AG & Co. KGaA were held as of July 12, 2022.

●	We have been informed that as of February 14, 2023, Fresenius SE owned 94,380,382 shares, or 32.2% of our outstanding shares.

As the sole shareholder of our General Partner, Fresenius SE is barred from voting its shares on certain matters. See Item 16G, “Corporate governance – Supervisory Board” in our 2022 20-F. Subject to any applicable statutory limitations, all of our outstanding shares have the same voting rights.

As of December 31, 2022, no member of our Supervisory Board, the supervisory board of our General Partner or the Management Board beneficially owned 1% or more of our outstanding shares, according to the most recent information available. See our compensation report prepared in accordance with the requirements of section 162 of the German Stock Corporation Act (Compensation Report) for 2022 which is included in the 2023 AGM Invitation, available on our website at www.freseniusmedicalcare.com/en/agm for information regarding share-based compensation, including the grants of cash-settled performance shares and provisions of the compensation system providing for mandatory share retention to promote share ownership. Additionally, stock option and other share-based plans are discussed in detail in note 20 of the notes to our consolidated financial statements included in our 2022 20-F. For information regarding outstanding options to purchase our shares, see Item (v), “Fresenius Medical Care AG & Co. KGaA share-based plans – Information on holdings under share-based plans,” below.

Bank of New York Mellon, our depositary, informed us, that as of December 31, 2022, 52,072,506 ADRs were held of record by 2,368 U.S. holders. For additional information regarding our ADRs and ADSs, see “Description of Securities,” filed as Exhibit 2.1 to our 2022 20-F.

Security ownership of certain beneficial owners of Fresenius SE

Fresenius SE’s share capital consists solely of ordinary shares, issued only in bearer form. Accordingly, Fresenius SE has, despite a right to request depositaries to disclose corresponding information, difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, under the WpHG, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the EU are obligated to notify a company of certain levels of holdings, as described above.

The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, the Else Kröner-Fresenius Stiftung owns approximately 26.96% of the Fresenius SE ordinary shares.

(ii)	Trading Markets for our Securities

Trading on the Frankfurt Stock Exchange

The principal trading market for our shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). The ordinary shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996. Trading in the ordinary shares of FMC AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006 under the symbol FME.

Our shares have been listed on the Regulated Market (Regulierter Markt) of the Frankfurt Stock Exchange and on the Prime Standard of the Regulated Market, which is a sub-segment of the Regulated Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports, in both German and English; preparation of financial statements in accordance with international accounting standards (International Financial Reporting Standards, IFRS, or U.S. Generally Accepted Accounting Principles, U.S. GAAP); publication of a company calendar; convening of at least one analyst conference per year; and publication of ad-hoc notifications (i.e., certain announcements of certain price relevant material developments and events required to be made as soon as possible) in English. Companies aiming to be listed in this segment have to apply for admission.

FMC AG & Co. KGaA is included in the MDAX®, the index of the 50 listed stock corporations with legal or operative headquarters in Germany that rank in size immediately below the companies included in the DAX® index, with company size calculated based on market capitalization.

Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the largest of the German stock exchanges by value of shares traded. Our shares are traded on Xetra, the electronic trading system of the Deutsche Börse. The trading hours for Xetra are between 9:00 a.m. and 5:30 p.m. Central European Time (CET). Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange have direct access to the system and may trade on it. Private investors can trade on Xetra through their banks and brokers.

Deutsche Börse AG publishes information for all traded securities on the Internet, www.deutsche-boerse.com.

Transactions on Xetra and the Frankfurt Stock Exchange settle on the second business day following the trade. The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

The Hessian Stock Exchange Supervisory Authority (Hessische Börsenaufsicht) and the Trading Monitoring Unit of the Frankfurt Stock Exchange (HÜSt Handelsüberwachungsstelle) both monitor trading on the Frankfurt Stock Exchange.

BaFin, an independent federal authority, is responsible for the general supervision of securities trading pursuant to MAR, WpHG and other applicable laws.

Trading on the New York Stock Exchange

ADSs representing the ordinary shares of Fresenius Medical Care AG had been listed on the New York Stock Exchange (NYSE) since October 1, 1996. Trading in the ADSs representing the ordinary shares of FMC AG & Co. KGaA on the NYSE, under the symbol FMS, commenced in February of 2006. Effective December 3, 2012, we effected a two-for-one split of our outstanding ADSs, which changed the ratio of our ADSs to shares from one ADSs representing one share to two ADSs representing one share. For additional information regarding ADSs see “Information pertaining to Item 12. Description of Securities Other than Equity Securities – D. American Depositary Shares – Description of American depositary receipts;” filed as Exhibit 2.1 to our 2022 20-F.

Dividends

We generally pay annual dividends on our shares in amounts that we determine on the basis of FMC AG & Co. KGaA’s prior year’s balance sheet profit (Bilanzgewinn) as shown in the statutory unconsolidated financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). The payment of dividends is subject to approval by a resolution of the general meeting of shareholders. Our goal is for the dividend development to be closely aligned with our growth in basic earnings per share, while maintaining dividend continuity.

The General Partner and our Supervisory Board propose dividends to the AGM and the AGM approves dividends. The dividends are paid in respect of the fiscal year preceding the respective AGM. Since all of our shares are in bearer form, we remit dividends to the depositary bank (Depotbank) on behalf of the shareholders.

The table below provides information regarding the annual dividend per share that we paid on our shares. These payments were made in the years shown in the table. They relate to the results of operations in the year preceding the payment.

	2022	2021	2020
Per share amount	€1.35	€1.34	€1.20

At our AGM scheduled to be held on May 16, 2023, our General Partner and our Supervisory Board will propose to the shareholders a dividend of €1.12 per share for 2022, payable in 2023. The dividend is subject to approval by our shareholders at our AGM as described in the 2023 AGM Invitation.

Subject to certain exceptions generally arising out of U.S. registration requirements for certain non-cash dividends (as to which, see “Description of American depositary receipts” in Exhibit 2.1 to our 2022 20-F), holders of ADSs will be entitled to receive dividends on the shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars and, after deduction of its fees and any taxes, distribute the dividends to ADS holders. For additional information regarding the distribution of dividends to ADS holders, see part D. “American Depositary Shares,” in the “Description of Securities” filed as Exhibit 2.1 to our 2022 20-F. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax in Item 10.E, “Taxation" in our 2022 20-F.

(iii)	Directors and Senior Management

General

As a partnership limited by shares, under the German Stock Corporation Act (Aktiengesetz or AktG), our corporate bodies are our General Partner, our Supervisory Board and our general meeting of shareholders. Our sole General Partner is Management AG, a wholly-owned subsidiary of Fresenius SE. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the Supervisory Board compared to those of the General Partner, see Item 16G, “Corporate governance – The legal structure of FMC AG & Co. KGaA,” in our 2022 20-F.

Our General Partner has a supervisory board and a management board. These two boards are separate and no individual may simultaneously serve as a member on both boards, or as a member of the General Partner’s management board and our Supervisory Board. A person may, however, serve on both the supervisory board of our General Partner and on our Supervisory Board.

Supervisory Board of the General Partner

The supervisory board of Management AG consists of six members who are elected by Fresenius SE (acting through its general partner, Fresenius Management SE or “Fresenius” in the context of Item (iii) of this Supplemental Information), the sole shareholder of Management AG. Pursuant to a pooling agreement for the benefit of the public holders of our shares, at least one-third (but no fewer than two) of the members of the General Partner’s supervisory board are required to be independent directors as defined in the pooling agreement, i.e., persons with no substantial business or professional relationship with us, Fresenius SE, the General Partner, or any affiliate of any of them, other than as a member of the General Partner's supervisory board, our Supervisory Board, or both.

Unless resolved otherwise by Fresenius SE in the general meeting of shareholders of Management AG, the terms of each of the members of the supervisory board of Management AG will expire at the end of the ordinary general meeting of shareholders held during the fourth fiscal year following the year in which the respective member was elected by Fresenius SE, but not counting the fiscal year in which such member’s term begins. Fresenius SE, as the sole shareholder of Management AG, is at any time entitled to re-appoint members of the Management AG supervisory board. The most recent election of a member of the General Partner’s supervisory board took place on September 26, 2022, by which Mr. Michael Sen became Chair and member of the General Partner’s supervisory board, effective October 1, 2022, elected for the time until our General Partner’s general meeting in 2025. Members of the General Partner’s supervisory board may be removed only by a court decision or by a resolution of Fresenius SE in its capacity as sole shareholder of the General Partner. Neither our shareholders nor our separate Supervisory Board has any influence on the appointment of the supervisory board of the General Partner.

The General Partner’s supervisory board ordinarily acts by simple majority vote and the Chair has a tie-breaking vote in case of any deadlock. The principal function of the General Partner’s supervisory board is to appoint and to supervise the General Partner’s management board in its management of the Company and to approve mid-term planning, dividend payments and other matters which are not in the ordinary course of business and are of fundamental importance to us. The General Partner’s supervisory board is also responsible for determining the compensation for the individual members of the Management Board as well as determining and reviewing the compensation system for the members of the Management Board.

The table below provides the names of the current members of the supervisory board of Management AG and their ages. Dr. Schenk, Mr. Classon, Mr. Sorensen and Ms. Witz are also members of the Supervisory Board of FMC AG & Co. KGaA.

Name	Age (as of December 31, 2022)
Mr. Michael Sen, Chair (1) (2)	54
Dr. Dieter Schenk, Vice Chair(1) (2) (4)	70
Mr. Rolf A. Classon(1) (3) (4) (5)	77
Ms. Sara Hennicken	42
Mr. Gregory Sorensen, MD(5)	60
Ms. Pascale Witz(3)	55

(1) Member of the Human Resources Committee of the supervisory board of Management AG

(2) Member Nomination Committee of the supervisory board of Management AG.

(3) Member of the Audit and Corporate Governance Committee of FMC AG & Co. KGaA.

(4) Member of the Nomination Committee of FMC AG & Co KGaA.

(5) Independent director for purposes of our pooling agreement

MR. MICHAEL SEN has been Chair of the supervisory board of Management AG since October 1, 2022. Mr. Sen is also the Chief Executive Officer of Fresenius SE and Chair of the Management Board of Fresenius Management SE since October 1, 2022. Mr. Sen joined the management board of Fresenius Management SE in April 2021 with responsibility for Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE specializing in lifesaving medicines and technologies for infusion, transfusion and clinical nutrition. Mr. Sen will continue to serve as CEO of Fresenius Kabi until a successor is decided for this position. Since April 2021, he is also the Chair of the management board for Fresenius Kabi AG. Before joining Fresenius Kabi AG, Mr. Sen was a member of the Management Board of Siemens AG, where he was responsible for the health care business Siemens Healthineers and for Siemens’ energy business. Prior to that, he was Chief Financial Officer of E.ON SE. At the start of his professional career, Mr. Sen completed an apprenticeship at Siemens in Berlin and then studied business administration at the Technical University of Berlin.

DR. DIETER SCHENK has been Vice Chair of the supervisory board of Management AG since 2005 and is Vice Chair of the supervisory board of Fresenius Management SE. Dr. Schenk was elected as the Chair of our Supervisory Board in 2018 as well as member and chair of the supervisory board of VAMED AG as of December 14, 2022; previously Dr. Schenk served as the Vice Chair of our Supervisory Board. He is an attorney and tax advisor and was a partner in the law firm Noerr LLP from 1986 until December 31, 2017. Additionally, he also serves as the Chair of the supervisory board of Gabor Shoes AG, TOPTICA Photonics AG and, since December 14, 2022, VAMED AG, and served as the Chair of the supervisory board of HWT invest AG until September 30, 2022. Dr. Schenk is also Chair of the Foundation Board and of the Economic Council of Else Kröner-Fresenius-Stiftung, the sole shareholder of Fresenius Management SE, which is the sole general partner of Fresenius SE & Co. KGaA.

MR. ROLF A. CLASSON has been a member of the supervisory board of Management AG since July 7, 2011 and a member of our Supervisory Board since May 12, 2011. Mr. Classon also has served on the Board of Directors of Catalent Inc. since August 2014. Mr. Classon is a member of the Board of Directors of Bico Group AB since May 16, 2022 and was a member of the Board of Directors of Perrigo Company plc until May 6, 2022.

MS. SARA HENNICKEN became the Chief Financial Officer of Fresenius SE and a member of the supervisory board of Management AG on September 1, 2022. She is also a member of the supervisory board of Fresenius Kabi AG since September 1, 2022 and became its Chair on October 5, 2022 as well as member of the supervisory board of VAMED AG as of December 14, 2022. Ms. Hennicken joined Fresenius SE in 2019 as Senior Vice President Global Treasury & Corporate Finance for Fresenius and Fresenius Medical Care. Previously, she spent 14 years in investment banking, including nine years at Deutsche Bank, lastly as Managing Director and Senior Client Executive in Corporate Finance Coverage before moving to Fresenius. Between 2005 and 2010 she worked for Citigroup in Frankfurt and London. Ms. Hennicken studied economics in Germany and in the United States.

MR. GREGORY SORENSEN, MD, became a member of the supervisory board of the General Partner on May 20, 2021 and a member of the Supervisory Board on May 20, 2021. Mr. Sorensen holds an MD degree from Harvard Medical School, an MS in Computer Science from Brigham Young University and a BS in Biology from the California Institute of Technology. Mr. Sorensen has been Chief Executive Officer of DeepHealth, Inc. and Executive Chair of the Board of Directors of IMRIS (Deerfield Imaging, Inc.) since 2015. From 2011 until 2015, he was President and Chief Executive Officer of Siemens Medical Solutions USA, Inc. Mr. Sorensen was a member of the supervisory board of Siemens Healthineers AG until February 15, 2023.

MS. PASCALE WITZ became a member of the supervisory board of Management AG in May 2021 and has been a member of our Supervisory Board since May 12, 2016. Ms. Witz is currently president of PWH Advisors, a strategic advisory firm serving Life Sciences companies. Ms. Witz was a member of the Executive Committee of Sanofi S.A., serving as Executive Vice President, Diabetes and Cardiovascular, after serving as Executive Vice President, Global Pharmaceutical Divisions. From 2009 to 2013, Ms. Witz was President and CEO of GE Healthcare Pharmaceutical Diagnostics. Previously, Ms. Witz held a number of other executive positions at GE Healthcare and Becton Dickinson. Ms. Witz has served on the Board of Directors of Regulus Therapeutics Inc. since June 1, 2017, Horizon Therapeutics since August 3, 2017 and Perkin Elmer Inc. since October 30, 2017.

The General Partner’s Management Board

Each member of the Management Board of Management AG is appointed by the supervisory board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Our General Partner’s supervisory board has resolved a standard age limit for the Management Board members. Board members of the General Partner shall, as a rule, retire from the Management Board at the end of the calendar year in which they reach the age of 65 years. The Management Board member serving as the Global Chief Medical Officer, Mr. Franklin W. Maddux, MD, who was originally appointed for the period until the end of 2022, reached the aforementioned standard age limit. In view of Mr. Maddux's extensive knowledge and the importance of the Global Medical Office in the Company’s operating model, the supervisory board of the General Partner resolved to appoint Mr. Maddux as a member of the Management Board for an additional five years, making an exception to the standard age limit. The exemption from the standard age limit is intended to ensure continuity of management in an area that is essential to the success of the Company during the current transformation phase.

The Management Board adopts resolutions at meetings by simple majority of votes cast, and outside the meetings by simple majority of its members. In case of a tie, the Chair of the Management Board has the casting vote.

As of January 1, 2023, we implemented our new global operating model as announced on November 2, 2021 and will begin reporting under the new model in the first quarter of 2023. Prior to January 1, 2023, discrete financial information was not provided to the chief operating decision maker on the basis of the new structure and the necessary system and reporting changes to effect the new structure were not in place. For further information, see Item 4.A “Information on the Company — A. History and development of the Company” and note 27 of the notes to the consolidated financial statements included in our 2022 20-F. New reporting lines reflecting the transformation to the new operating model became effective January 1, 2022, and are reflected in the information provided below for the Management Board and the Executive Committee of the General Partner, though the steering and monitoring of the Company and our operating segments through December 31, 2022 remained on a regional operating segment basis.

The table below provides names, positions and terms of office of the current members of the Management Board of Management AG and their ages:

Name	Age (as of February 22, 2023)	Position	Year term expires
Ms. Helen Giza	55	Chief Executive Officer and acting Chief Financial Officer	2027
Mr. William Valle	62	Management Board Member responsible for Care Delivery	2025
Dr. Katarzyna Mazur-Hofsäß	59	Management Board Member responsible for Care Enablement	2026
Mr. Franklin W. Maddux, MD	65	Global Chief Medical Officer	2027

MS. HELEN GIZA was appointed Chief Executive Officer of the Management Board effective December 6, 2022 and Chief Financial Officer of the Management Board effective November 1, 2019. Ms. Giza will continue to serve as acting Chief Financial Officer of the Management Board until a successor is decided for this position. Prior to joining Fresenius Medical Care, she was Chief Integration and Divestiture Management Officer at Takeda Pharmaceuticals. Before joining the Takeda Corporate Executive Team, she served as Chief Financial Officer of Takeda’s U.S. business unit from 2008 to 2018. Prior to that, she held a number of key international finance and controlling positions, amongst others, at TAP Pharmaceuticals and Abbott Laboratories. Ms. Helen Giza is a U.K. Chartered Certified Accountant and holds a Master of Business Administration from the Kellogg School of Management at Northwestern University in Evanston, Illinois, U.S.

MR. WILLIAM VALLE was appointed Chief Executive Officer for Fresenius Medical Care North America (FMCNA) effective January 2017 and a member of the Management Board on February 17, 2017. Effective January 1, 2022, Mr. Valle was designated Management Board member responsible for Care Delivery. Mr. Valle was Executive Vice President responsible for the dialysis service business and vascular access business of FMCNA from 2014 to 2017. Mr. Valle joined FMCNA in 2009 and has more than 30 years of experience in the dialysis industry, holding executive positions in sales, marketing and business development at several dialysis companies including Gambro Healthcare, Inc.

DR. KATARZYNA MAZUR-HOFSÄß was designated Management Board member responsible for Care Enablement effective January 1, 2022. She was previously appointed Chief Executive Officer for the EMEA Segment effective September 1, 2018. Since 2013, she was president for EMEA at the med-tech company Zimmer Biomet. In her 25 year-professional career, Dr. Mazur-Hofsäß gained extensive international experience in executive general management positions. She is a physician by educational background and holds a Ph.D. from Gdansk Medical University in Poland as well as an MBA from the Warsaw School of Economics and the University of Minnesota. Dr. Mazur-Hofsäß is a non-executive member of the Board of Directors of Smith & Nephew plc.

MR. FRANKLIN W. MADDUX, MD was appointed Global Chief Medical Officer in 2019 and appointed to the Management Board on January 1, 2020. He is an expert nephrologist, IT entrepreneur and health care executive with more than 30 years of experience in health care. He joined the Company in 2009 and was appointed Executive Vice President for Clinical & Scientific Affairs and Chief Medical Officer for FMCNA in 2011, where he was responsible for the delivery of high-quality, value-based care for the largest integrated renal care network on the continent. His expertise and research interests have focused on quality care for chronic kidney disease patients around the world. He also serves as the Company’s board observer at Humacyte, Inc.

The Supervisory Board of FMC AG & Co. KGaA

Our Supervisory Board consists of six members who are elected by the shareholders of FMC AG & Co. KGaA in a general meeting. Generally, the terms of office of the members of the Supervisory Board will expire at the end of the general meeting of shareholders of FMC AG & Co. KGaA, in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. The most recent regular elections took place on May 20, 2021. The Supervisory Board has further resolved a standard age limit for its members and shall, as a rule, only include persons who have not reached the age of 75 years at the time of their election or appointment. Before the expiration of their term, members of the Supervisory Board may be removed only by a court decision or by a resolution of the shareholders of FMC AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting.

Fresenius SE, as the sole shareholder of Management AG, our General Partner, is barred from voting for election and/or removal of members of the Supervisory Board as well as from voting on discharge of the Supervisory Board, but it nevertheless has and will retain significant influence over the membership of the Supervisory Board in the foreseeable future. See Item 16G, “Corporate governance – The legal structure of FMC AG & Co. KGaA” in our 2022 20-F.

The current Supervisory Board consists of six persons, four of whom – Messrs. Schenk (Chair), Classon (Vice Chair), Sorensen and Ms. Witz – are also members of the supervisory board of our General Partner. For information regarding those members of the supervisory board, see “The General Partner’s Supervisory Board,” above. The ages listed below are as of December 31, 2022.

PROF. DR. GREGOR ZÜND, 63, was appointed as a member of the Supervisory Board on October 29, 2018. Prof. Dr. Zünd has been Chief Executive Officer of the University Hospital of Zurich since 2016. As Director of Research and Education, he has been a member of the hospital’s executive board since 2008. In parallel, he has been Managing Director of the Center for Clinical Research and Head of the Surgical Research department at University Hospital Zurich. Until 2001, Prof. Zünd was Senior Physician at the Clinic for Cardiovascular Surgery at University Hospital Zurich. He spent several years at Texas Medical Center, Houston, and at Harvard Medical School, Boston. Gregor Zünd is a professor at the University of Zurich.

DR. DOROTHEA WENZEL, 53, became a member of the Supervisory Board effective May 16, 2019 and was the Executive Vice President and Head of the Global Business Unit Surface Solutions at Merck KGaA until September 1,2021. Dr. Wenzel has previously held a number of finance and business positions in the health care industry at Merck KGaA, AXA Krankenversicherung AG and Medvantis Holding AG. Dr. Wenzel was also a Member of the Staff of the Committee for the Sustainability of the Financing of the Social Security Systems of the Federal Ministry of Health (Germany). Dr. Wenzel holds a doctorate in Health Economics and a diploma in business & computer sciences from the Technical University of Darmstadt. Dr. Wenzel has been a member of the Board of Directors of H. Lundbeck A/S, Denmark, since March 23, 2021 and of DENTSPLY SIRONA Inc., USA, since February 24, 2022. Since May 2021, Dr. Wenzel has also served as the Lead Independent Director on our Supervisory Board, whose role is to ensure that the interests of all shareholders are given adequate consideration in the dealings, negotiations, discussions and decisions of the Supervisory Board. This role includes addressing matters relating to environmental, social and governance aspects of the Company as well as developing and proposing measures on such environmental, social and governance aspects.

The principal function of the Supervisory Board is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board is not entitled to appoint the General Partner or its executive bodies, nor may it subject the General Partner’s management measures to its consent or issue rules of procedure for the General Partner. Only the supervisory board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the General Partner’s Management Board. See Item 16G, “Corporate governance – The legal structure of FMC AG & Co. KGaA” in our 2022 20-F. Among other matters, the Supervisory Board will, together with the General Partner, determine the agenda for the AGM and make recommendations with respect to the approval of the Company’s financial statements and dividend proposals. The Supervisory Board will also propose nominees for election as members of the Supervisory Board. The Audit and Corporate Governance Committee of the Supervisory Board also recommends to the Supervisory Board a candidate as the Company’s auditor to audit our German statutory financial statements to be proposed by the Supervisory Board to our shareholders for approval and, as required by the SEC and NYSE audit committee rules, retains the services of our independent auditors to audit our IFRS financial statements included in the periodic reports that we file with the SEC.

The business address of all members of our Management Board and our Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

Governance Matters and Board Practices

ADSs representing our shares are listed on the NYSE. However, because we are a “foreign private issuer,” as defined in the rules of the SEC, we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee consisting solely of independent directors in accordance with Rule 10A-3 under the Exchange Act, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules, and the obligation to disclose the significant ways in which the governance standards that we follow differ from those applicable to U.S. companies under the NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with “say-on-pay” and “say-on-when” advisory votes related to the compensation of certain executive officers, are implemented through the SEC’s proxy rules. Because foreign private issuers are exempt from the proxy rules, these governance rules are not applicable to us. However, the Compensation System 2020+ for our Management Board was adopted subject to, and was approved by, our AGM on August 27, 2020. The Compensation System 2020+ is also reviewed by an independent external compensation expert as amendments to the system are made. A convenience translation of our Compensation Report for 2022 is included in the 2023 AGM Invitation. Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including requirements to provide pay ratio disclosure and a “Compensation Discussion and Analysis,” as well as disclosure of the relationship between executive compensation actually paid and a registrant’s financial performance pursuant to SEC rules and adopted in August 2022) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in Form 20-F. Item 6.B of Form 20-F generally requires foreign private issuers to disclose executive compensation on an individual basis for all officers unless the issuer does not disclose individual compensation pursuant to home country law or otherwise. We disclose the compensation paid to members of the Management Board, the Supervisory Board and the supervisory board of the General Partner on an individual basis in our Compensation Report.

In October 2022, the SEC issued its final compensation “clawback” (recovery) rule. That rule, originally proposed in 2015, directs U.S. stock exchanges to establish listing standards requiring their listed issuers to adopt, implement and disclose policies providing for the recovery, under certain circumstances, of incentive-based compensation paid on the basis of financial information that is subsequently restated. In addition, if a company is required to prepare such an accounting restatement, it will be required to disclose information regarding the enforcement of its recovery policy, including whether the company has foregone any such recovery under the limited conditions permitted by the rule and whether any executive officer owes any amounts of recoverable compensation to the company. The clawback rule and related disclosure requirements apply to both U.S. domestic and foreign private issuers and impose clawback requirements without fraud or other misconduct as a necessary prerequisite. We will also be required to file our incentive compensation recovery policy as an exhibit to our Form 20-F, which we anticipate will take place when we file our Form 20-F for 2023 (although we will likely be required to adopt our policy prior to that time). Under the terms and conditions of our LTIP 2016 plan, our MB LTIP 2019 plan and our MB LTIP 2020 plan, and the service agreements concluded with the members of the Management Board, the Company is entitled to reclaim certain previously earned and paid compensation components. Such right to reclaim exists in case of relevant violations of internal guidelines or undutiful conduct. The SEC’s clawback rule does not affect our rights to seek recovery under these compensation plans and service agreements, but any such recovery could not be applied to offset amounts due under the compensation recovery policy that we will be required to adopt. The Management Board is evaluating how the requirements of the rule will apply to us, and the Company will be preparing for the adoption of the required clawback policy.

In addition to the comparative governance disclosure requirements of Item 16G of Form 20-F, as a German company, we deal with governance matters in a Declaration on Corporate Governance (Erklärung zur Unternehmensführung) that we prepare and make available pursuant to Section 315d in conjunction with Section 289f of the German Commercial Code as well as in a Non-financial Group Report that we prepare and make available pursuant to Section 315c in conjunction with Sections 289c to 289e of the German Commercial Code and the EU Taxonomy Regulation. Our Declaration on Corporate Governance, in particular, includes information on the composition and practices of the Management Board, our Supervisory Board and the General Partner’s supervisory board and their respective committees. Our Declaration on Corporate Governance for 2022 is posted on our website at www.freseniusmedicalcare.com/en/investors/corporate-governance/declaration-on-corporate-governance.

Section 315c, in conjunction with Sections 289c to 289e, of the German Commercial Code, and the EU Taxonomy Regulation for sustainable activities require that we publish certain information regarding our sustainability performance in environmental, social and governance (ESG) matters. We publish such information in our Non-financial Group Report, which contains relevant information relating to social, employee and environmental matters, combating bribery and corruption and respect for human rights. Our Non-financial Group Report for 2022 is posted on our website at www.freseniusmedicalcare.com/en/investors/publications. In referencing our Non-financial Group Report and furnishing this website address in this report, however, we do not intend to incorporate any content from that report or information on our website into this report, and any information in our Non-financial Group Report or on our website should not be considered to be part of this report, except as expressly set forth herein.

In contrast to our furnishing sustainability information regarding various ESG matters in a non-financial report, in March 2022 the SEC issued proposals to require disclosure regarding cybersecurity and climate-related matters in SEC reports and, for climate disclosure, registration statements filed with the SEC. The cybersecurity proposal would require current reporting about material cybersecurity incidents and periodic disclosures about a listed company’s policies and procedures to identify and manage cybersecurity risks, management’s role in implementing cybersecurity policies and procedures, the board of directors’ cybersecurity expertise, if any, and its oversight of cybersecurity risk. The climate proposal would require information about a company’s climate-related risks that are reasonably likely to have a material impact on its business, results of operations, or financial condition. The required information about climate-related risks would also include disclosure of a company’s greenhouse gas (GHG) emissions (including an attestation report regarding such emissions by an independent expert in GHG emissions), and certain climate-related financial metrics would be required in a company’s audited financial statements. Each proposal would apply to both U.S. domestic and foreign private issuers.

As a German company FMC AG & Co. KGaA follows German corporate governance practices. German corporate governance practices generally derive from the provisions of the AktG, capital market related laws, the German Codetermination Act (Mitbestimmungsgesetz, or MitBestG) and the German Corporate Governance Code. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. See Item 16.G “Corporate governance,” in our 2022 20-F for information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a KGaA, management by a general partner, certain provisions of our Articles of Association and the role of the Supervisory Board in monitoring the management of our company by our General Partner. Item 16G. of our 2022 20-F includes a brief general summary of the principal differences between German and U.S. corporate governance practices, together with, as appropriate, a comparison to U.S. principles or practices. It should be noted that the information in the discussion below relating to the voting and other rights of our shareholders under our Articles of Association and German law applies only to persons who actually hold our shares, but not to holders of our ADSs. Holders of our ADSs have only the rights provided under the deposit agreement governing the terms of the ADSs. For detailed information regarding those rights, including information regarding how holders of ADSs may instruct the depositary to vote the shares represented by their ADSs, see the information under the heading “D. American Depositary Shares — Description of American depositary receipts” in Exhibit 2.1 to our 2022 20-F.

For information relating to the terms of office of the Management Board and the supervisory board of the General Partner, Management AG, and of the Supervisory Board, and the periods in which the members of those bodies have served in office, see Item (iii), “Directors and Senior Management,” above. For information regarding certain compensation payable to certain former members of the General Partner’s Management Board after termination of their employment and information regarding settlements with certain former members of the General Partner’s Management Board in connection with their respective departures from the Management Board in 2022, see our 2022 Compensation Report included in the 2023 AGM Invitation. The compensation system was approved by the ordinary general meeting of the Company on August 27, 2020 and the compensation to be granted to the members of the Management Board is determined by the full supervisory board of Management AG. It is assisted in these matters, particularly in the evaluation and assessment of the compensation of the members of the General Partner’s management board, by the Human Resources Committee of the General Partner’s supervisory board, the members of which currently are Mr. Michael Sen (Chair), Dr. Dieter Schenk (Vice Chair) and Mr. Rolf A. Classon.

The Audit and Corporate Governance Committee of the Supervisory Board currently consists of Ms. Pascale Witz (Chair), Dr. Dorothea Wenzel (Vice Chair) and Mr. Rolf A. Classon, all of whom are independent directors for purposes of SEC Rule 10A-3 and NYSE Rule 303A.06. The primary function of the Audit and Corporate Governance Committee is to assist FMC AG & Co. KGaA’s Supervisory Board in fulfilling its oversight responsibilities, primarily through:

●	overseeing FMC AG & Co. KGaA’s accounting and financial reporting processes, the performance of the internal audit function and the effectiveness of the internal control system;

●	overseeing the auditing of FMC AG & Co. KGaA’s financial statements;

●	overseeing FMC AG & Co. KGaA’s sustainability related objectives and the auditing or assurance of the Company’s sustainability reporting required by law;

●	overseeing the independence and performance of FMC AG & Co. KGaA’s outside auditors;

●	overseeing the effectiveness of our risk management system;

●	overseeing the effectiveness of our systems and processes utilized to comply with relevant legal and regulatory standards for global health care companies;

●	overseeing our corporate governance performance according to the German Corporate Governance Code and the applicable provisions of Section 303A of the New York Stock Exchange Listed Company Manual;

●	overseeing, if applicable in addition to the Joint Committee (Gemeinsamer Ausschuss) of FMC AG & Co. KGaA, our relationship with Fresenius SE and its affiliates;

●	reporting by FMC AG & Co. KGaA’s outside auditors directly to the Audit and Corporate Governance Committee; and

●	performing such other functions and exercising such other responsibilities as are required to be performed or exercised by audit committees by applicable law or as may be delegated to the Audit and Corporate Governance Committee by the Supervisory Board.

In 2005, we established a joint committee (the Joint Committee) (Gemeinsamer Ausschuss) of FMC AG & Co. KGaA consisting of four members, two of which are members of the supervisory board of the General Partner, Management AG, designated by the General Partner, and two of which are members of our Supervisory Board elected by the AGM. The two members from the supervisory board of the General Partner are Mr. Michael Sen and Ms. Sara Hennicken. The two members from our Supervisory Board are Dr. Dorothea Wenzel and Mr. Rolf A. Classon. The Joint Committee advises on and approves certain extraordinary management measures, including:

●	transactions between us and Fresenius SE and its subsidiaries (other than the Company and subsidiaries of the Company) if considerable importance is attributed to them and the value exceeds 0.25% of our consolidated revenue, and

●	acquisitions and sales of significant participations and parts of companies, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters. A matter is “significant” for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.

Furthermore, a nomination committee prepares candidate proposals for the Supervisory Board and suggests suitable candidates to the Supervisory Board and for its election proposals to the General Meeting. The nomination committee of the Supervisory Board currently consists of Dr. Dieter Schenk (Chair), Mr. Rolf A. Classon (Vice Chair) and Dr. Dorothea Wenzel.

Furthermore, the supervisory board of Management AG has its own nomination committee, which consists of Mr. Michael Sen (Chair) and Dr. Dieter Schenk (Vice Chair).

●	We are exempt from the NYSE rule requiring companies listed on that exchange to maintain compensation committees and nominating committees consisting of independent directors. See Item 16G, “Corporate governance” in our 2022 20-F.

(iv)	Compensation of the Management Board and the Supervisory Board

We are exempt from NYSE and SEC rules requiring listed companies to maintain compensation committees consisting of independent directors. We are also not subject to the compensation disclosure provisions of SEC Regulation S-K, which include a requirement to provide a “Compensation Discussion and Analysis” explaining the material elements of the compensation paid to a company’s CEO, CFO, and certain other highly compensated executive officers or employees. See Item 16G, “Corporate Governance” in our 2022 20-F. Instead, as a German publicly-held company, we prepare a compensation report in accordance with the requirements of section 162 of the German Stock Corporation Act.

A convenience translation of the Compensation Report of FMC AG & Co. KGaA is included in the 2023 AGM Invitation, which is available on the Company’s website at www.freseniusmedicalcare.com/en/agm.

(v)	Fresenius Medical Care AG & Co. KGaA share-based plans

As of December 31, 2022, the Company has various share-based compensation plans, which may either be equity- or cash-settled and are accounted for in accordance with IFRS 2.

General information on Fresenius Medical Care AG & Co. KGaA long-term incentive plans (Performance Shares)

These share-based compensation plans enable the members of the Management Board, the members of the management boards of affiliated companies, managerial staff members and the senior members of the Company's managerial staff who serve on the Company's Executive Committee (Executive Committee) to adequately participate in the long-term, sustained success of the Company. The Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2016 (LTIP 2016), the Fresenius Medical Care AG & Co. KGaA NxStage Long Term Incentive Plan (NxStage LTIP), the Fresenius Medical Care Management Board Long Term Incentive Plan 2019 (MB LTIP 2019), the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2019 (LTIP 2019), the Fresenius Medical Care Management Board Long Term Incentive Plan 2020 (MB LTIP 2020) and the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2022+ (LTIP 2022+) are each variable compensation programs with long-term incentive effects which allocate or allocated so-called “Performance Shares.” Performance Shares are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets further defined below as well as the Company’s share price development.

The following table provides an overview of these plans.

	LTIP 2022+	MB LTIP 2020	LTIP 2019	MB LTIP 2019	NxStage LTIP	LTIP 2016
Eligible persons	Other Plan participants	Members of the Management Board and certain members of the Executive Committee	Other Plan participants	Members of the Management Board	Other Plan participants	Members of the Management Board and other plan participants
Years in which an allocation occurred	2022	2020–2022	2019–2021	2019	2019	2016–2018
Months in which an allocation occurred	July, December	November (2020), March (2021, 2022), October (2022)	July, December	July, December	February	July, December

Under the current compensation system, the supervisory board of Management AG defines an initial value for each Management Board member’s allocation by applying a multiplier to the relevant base salary. Such allocation value equals 135% (multiplier of 1.35) of the relevant base salary. In case of appointments to the Management Board during a fiscal year, the amount to be allocated to such member can be pro-rated. For other plan participants, the determination of the allocation value will be made by the Management Board, taking into account the individual responsibility of each plan participant. The initial allocation value is determined in the currency in which the respective participant receives his or her base salary at the time of the allocation. In order to determine the number of Performance Shares each plan participant receives, the respective allocation value will be divided by the value per Performance Share at the time of the allocation, which is mainly determined based on the average price of the Company’s shares over a period of thirty calendar days prior to the respective allocation date.

During 2022, the Company allocated 241,835 Performance Shares under the MB LTIP 2020 at a measurement date weighted average fair value of €28.37 each and a total fair value of €6,861 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2022, the Company allocated 1,737,591 Performance Shares under the LTIP 2022+ at a measurement date weighted average fair value of €27.33 each and a total fair value of €47,488 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2021, the Company allocated 192,446 Performance Shares under the MB LTIP 2020 at a measurement date weighted average fair value of €54.69 each and a total fair value of €10,525 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2021, the Company allocated 935,814 Performance Shares under the LTIP 2019 at a measurement date weighted average fair value of €53.27 each and a total fair value of €49,851 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2020, the Company allocated 159,607 Performance Shares under the MB LTIP 2020 at a measurement date weighted average fair value of €64.20 each and a total fair value of €10,247 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2020, the Company allocated 800,165 Performance Shares under the LTIP 2019 at a measurement date weighted average fair value of €64.06 each and a total fair value of €51,259 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

The number of allocated Performance Shares may change over the performance period of three years, depending on the level of achievement of the following: (i) Revenue growth at constant currency (Revenue Growth), (ii) Net Income growth at constant currency (Net Income Growth) and (iii) Return On Invested Capital (ROIC).

Revenue, Net Income and ROIC are determined according to the Company’s consolidated reported and audited figures in Euro for the financial statements prepared in accordance with IFRS, applying the respective plan terms. Revenue Growth, Net Income Growth, for the purpose of the relevant plan, are determined at constant currency.

Fresenius Medical Care AG & Co. KGaA long-term incentive plans during 2022 (Performance Shares)

The supervisory board of Management AG has approved and adopted the MB LTIP 2020 effective January 1, 2020, for members of the Management Board and, as subsequently agreed, certain members of the Executive Committee. For the members of the management boards of affiliated companies and managerial staff members, the Management Board has approved and adopted the LTIP 2022+ effective January 1, 2022.

For allocations in fiscal year 2022, the target achievements of the performance targets Revenue Growth and Net Income Growth are calculated based on a Compound Annual Growth Rate (CAGR) over the 3-year performance period. The basis for the first annual growth rate is 2021. For ROIC, annual target values apply. For all three performance targets, target achievement corridors which will be used for the calculation of the respective target achievements were defined.

For allocations in fiscal year 2022, the degree of target achievement for all three performance targets is weighted with 1/3 for the purpose of determining the overall target achievement at the end of the performance period. The relevant target achievement for Revenue Growth and Net Income Growth is determined based on the CAGR over the entire performance period. The relevant target achievement for the ROIC target is determined based on the average annual target achievement for the ROIC during the performance period (i.e., 1/3 weighting per performance year). The overall target achievement will not exceed 200%.

The number of performance shares allocated to plan participants at the beginning of the performance period is multiplied with the degree of overall target achievement to determine the final number of performance shares.

For the MB LTIP 2020, the final number of Performance Shares is generally deemed earned three years after the day of an allocation. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The respective resulting amount, which is capped in total at an amount equaling 400% of the allocation value received by the participant and which can be reduced to meet the respective maximum compensation of the participant, less taxes and contributions is transferred to a credit institution which uses it for the purchase of shares of the Company on the stock exchange on behalf of the participant. The shares acquired in this way are subject to a holding period of at least one year. After the lapse of this holding period, the participant can decide to further hold or sell these shares.

For the LTIP 2022+, the final number of Performance Shares generally vests three years after the allocation date. The number of vested performance shares is then multiplied with the average share price of the Company during a period of 30 days prior to the end of this vesting period. The resulting amount, which is capped in total at an amount equaling 400% of the allocation value received by the participant, will then be paid to the plan participants as cash compensation.

Fresenius Medical Care AG & Co. KGaA long-term incentive plans during 2016–2021 (Performance Shares)

Allocations under the LTIP 2016 could be made throughout 2016 to 2018, under the MB LTIP 2019 in 2019 and under the LTIP 2019 throughout 2019 to 2021. In 2019, an allocation under the NxStage LTIP was made to the management board and managerial staff members of NxStage Medical, Inc. (NxStage) in the course of the integration of NxStage into the Company. Allocations under the MB LTIP 2020 can be made since January 1, 2020.

For Performance Shares allocated throughout 2020 to 2021, for the fiscal years 2020, 2021 and 2022, an annual target achievement level of 100% will be reached for the Revenue Growth performance target if Revenue Growth is 6%; Revenue Growth of 1% will lead to a target achievement level of 0% and the maximum target achievement level of 200% will be reached in case of Revenue Growth of at least 11%. If Revenue Growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

For Performance Shares allocated throughout 2020 to 2021, for the fiscal years 2020, 2021 and 2022, an annual target achievement level of 100% for the Net Income Growth performance target will be reached if Net Income Growth is 5%. In case of Net Income Growth of 0%, the target achievement level will also be 0%; the maximum target achievement of 200% will be reached in the case of Net Income Growth of at least 10%. If Net Income Growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

For Performance Shares allocated throughout 2020 to 2021, for the fiscal years 2020, 2021 and 2022, an annual target achievement level of 100% for the ROIC performance target will be reached if ROIC is 6.0%. In case of a ROIC of 5.5%, the target achievement level will be 0%; the maximum target achievement of 200% will be reached in the case of a ROIC of at least 6.5%. Between these values, the degree of target achievement will be determined by means of linear interpolation.

For Performance Shares allocated throughout 2016 to 2019, for each individual year of the three-year performance period an annual target achievement level of 100% will be reached for the Revenue Growth performance target if Revenue Growth is 7%; Revenue Growth of 0% will lead to a target achievement level of 0% and the maximum target achievement level of 200% will be reached in case of Revenue Growth of at least 16%. If Revenue Growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

For Performance Shares allocated throughout 2016 to 2019, for each individual year of the three-year performance period an annual target achievement level of 100% for the Net Income Growth performance target will be reached if Net Income Growth is 7%. In case of Net Income Growth of 0%, the target achievement level will also be 0%; the maximum target achievement of 200% will be reached in the case of Net Income Growth of at least 14%. Between these values, the degree of target achievement will be determined by means of linear interpolation.

For Performance Shares allocated throughout 2016 to 2019, an annual target achievement level of 100% for ROIC will be reached if the target ROIC as defined for the applicable year is reached. For Performance Shares allocated throughout 2016 to 2019, the target ROIC is 7.3% for 2016, 7.5% for 2017, 7.7% for 2018, 7.9% for 2019 8.1% for 2020 and 8.1% for 2021. A target achievement level of 0% will be reached if the ROIC falls below the target ROIC for the applicable year by 0.2 percentage points or more, whereas the maximum target achievement level of 200% will be reached if the target ROIC for the respective year is exceeded by 0.2 percentage points or more. The degree of target achievement will be determined by means of linear interpolation if the ROIC ranges between these values. In case the annual ROIC target achievement level in the third year of a performance period for Performance Shares allocated throughout years 2016 to 2019 is equal to or higher than the ROIC target achievement level in each of the two previous years of such performance period, the ROIC target achievement level of the third year is deemed to be achieved for all years of the applicable performance period.

For Performance Shares allocated throughout 2016 to 2021, the target achievement level for each of the three performance targets will be weighted annually at one-third to determine the yearly target achievement for each year of the three-year performance period. The level of overall target achievement over the three-year performance period will then be determined on the basis of the mean of these three average yearly target achievements. The overall target achievement can be in a range of 0% to 200%.

For Performance Shares allocated in fiscal year 2019 under the LTIP 2019, the level of target achievement may be subject to an increase if certain targets in relation to the second phase of the Company’s Global Efficiency Program (GEP-II targets), which are measured at constant currency, and in relation to the Free Cash Flow (Free Cash Flow target) are achieved. For these Performance Shares, the overall target achievement shall be increased by 20 percentage points if the GEP-II targets achievement is 100%. Furthermore, the overall target achievement for these Performance Shares shall be increased by 20 percentage points if the Free Cash Flow target achievement is 200%. In case of a GEP-II targets achievement between 0% and 100% and a Free Cash Flow target achievement between 0% and 200%, the increase of the overall target achievement will be calculated by means of linear interpolation. The overall target achievement shall not exceed 200%.

The number of Performance Shares allocated to the plan participants at the beginning of the performance period will each be multiplied by the level of overall target achievement in order to determine the final number of Performance Shares.

For the MB LTIP 2020, the final number of Performance Shares is generally deemed earned three years after the day of an allocation. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The respective resulting amount, which is capped in total at an amount equaling 400% of the allocation value received by the participant and which can be reduced to meet the respective maximum compensation of the participant, less taxes and contributions is transferred to a credit institution which uses it for the purchase of shares of the Company on the stock exchange on behalf of the participant. The shares acquired in this way are subject to a holding period of at least one year. After the lapse of this holding period, the participant can decide to further hold or sell these shares.

For the LTIP 2019, the final number of Performance Shares is generally deemed earned three years after the day of a respective allocation. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The respective resulting amount, which is capped in total at an amount equaling 400% of the allocation value received by the participant, will then be paid to the plan participants as cash compensation.

For the MB LTIP 2019, the final number of Performance Shares is generally deemed earned four years after the day of a respective allocation. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The resulting amount will then be paid to the plan participants as cash compensation.

For the NxStage LTIP, the final number of Performance Shares allocated in February 2019 is generally deemed earned in December 2022. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The resulting amount will then be paid to the plan participants as cash compensation.

For the LTIP 2016, the final number of Performance Shares is generally deemed earned four years after the day of an allocation. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The resulting amount will then be paid to the plan participants as cash compensation.

Fresenius Medical Care AG & Co. KGaA long-term incentive program 2011 (stock options and Phantom Stock)

On May 12, 2011, the 2011 SOP was established by resolution of the Company’s AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner’s Management and supervisory boards, forms the Company’s LTIP 2011. Under the LTIP 2011, participants were granted awards, which consisted of a combination of stock options and Phantom Stock. Awards under the LTIP 2011 were subject to a four-year vesting period. Vesting of the awards granted was subject to achievement of pre-defined performance targets. The 2011 SOP was established with a conditional capital increase up to €12,000 THOUS subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00 per share. The final grant under the LTIP 2011 was made in December 2015.

Stock options granted under the LTIP 2011 have an eight-year term and can be exercised for the first time after a four-year vesting period. The exercise price of stock options granted under the LTIP 2011 shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company’s shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the LTIP 2011 to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Stock options under the LTIP 2011 are not transferable by a participant or a participant’s heirs, and may not be transferred, pledged, assigned, or disposed of otherwise.

Phantom Stock awards under the LTIP 2011 entitled the holders to receive payment in euro from the Company upon exercise of the Phantom Stock. The payment per Phantom Stock in lieu of the issuance of such stock was based upon the share price on the Frankfurt Stock Exchange of one of the Company’s shares on the exercise date. Phantom Stock awards had a five-year term and could be exercised for the first time after a four-year vesting period. For participants who were U.S. taxpayers, the Phantom Stock was deemed to be exercised in any event in the month of March following the end of the vesting period.

Information on holdings under share-based plans

At December 31, 2022 and 2021, the members of the Management Board and plan participants other than the members of the Management Board held the following Performance Shares under the share-based plans:

Outstanding Performance Shares

	2022			2021
	Members of the Management Board	Other plan participants	Total	Members of the Management Board	Other plan participants	Total
LTIP 2022+	—	1,676,091	1,676,091	—	—	—
MB LTIP 2020	409,511	163,031	572,542	352,053	—	352,053
LTIP 2019	—	1,525,120	1,525,120	8,869	2,399,649	2,408,518
MB LTIP 2019	24,326	19,372	43,698	102,435	12,564	114,999
NxStage LTIP	—	—	—	—	32,054	32,054
LTIP 2016	—	—	—	56,624	366,059	422,683

Additionally, at December 31, 2022, the members of the Management Board held 209,400 stock options (December 31, 2021: 455,970) and plan participants other than the members of the Management Board held 2,261,716 stock options (December 31, 2021: 2,557,339) under the 2011 SOP.

Additional information on share-based plans

The table below provides reconciliations for stock options outstanding at December 31, 2022, 2021 and 2020.

Transactions

	Options	Weighted average exercise price
	in thousands	in €
Stock options for shares
Balance at December 31, 2020	3,201	71.50
Granted	—	—
Exercised (1)	128	49.83
Expired	60	70.60
Balance at December 31, 2021	3,013	72.44
Granted	—	—
Exercised (2)	409	49.93
Expired	133	56.55
Balance at December 31, 2022	2,471	77.02

(1)	The average share price at the date of exercise of the options was €65.92.
(2)	The average share price at the date of exercise of the options was €54.00.

The following tables provide a summary of fully vested options outstanding and exercisable at December 31, 2022 and 2021, respectively:

Outstanding and exercisable stock options 2022

			Outstanding			Exercisable
Range of exercise prices in €			Number of options	Weighted average remaining contractual life	Weighted average exercise price in €	Number of options	Weighted average exercise price in €
45.01	—	50.00				—	—
50.01	—	55.00				—	—
55.01	—	60.00				—	—
60.01	—	65.00				—	—
65.01	—	70.00				—	—
70.01	—	75.00				—	—
75.01	—	80.00	2,471,116	0.58	77.02	2,471,116	77.02
			2,471,116	0.58	77.02	2,471,116	77.02

Outstanding and exercisable stock options 2021

			Outstanding			Exercisable
Range of exercise prices in €			Number of options	Weighted average remaining contractual life	Weighted average exercise price in €	Number of options	Weighted average exercise price in €
45.01	—	50.00	488,745	0.57	49.93	488,745	49.93
50.01	—	55.00	—	—	—	—	—
55.01	—	60.00	31,080	0.92	58.63	31,080	58.63
60.01	—	65.00	—	—	—	—	—
65.01	—	70.00	—	—	—	—	—
70.01	—	75.00	—	—	—	—	—
75.01	—	80.00	2,493,484	1.58	77.02	2,493,484	77.02
			3,013,309	1.41	72.44	3,013,309	72.44

During the fiscal years ended December 31, 2022, 2021, and 2020, the Company received cash of €20,427 THOUS, €6,367 THOUS and €12,445 THOUS, respectively, from the exercise of stock options (see note 17 of the notes to the consolidated financial statements included in our 2022 20-F). The intrinsic value of stock options exercised for the twelve-month periods ended December 31, 2022, 2021, and 2020 was €1,665 THOUS, €2,056 THOUS and €4,402 THOUS, respectively.

The compensation expense related to cash-settled share-based payment transactions is determined based upon the fair value at the measurement date and the number of Phantom Stock or Performance Shares allocated which will be recognized over the vesting period. The compensation expense that the Company recognized for Performance Shares for the fiscal years ended December 31, 2022, 2021 and 2020, respectively, is presented in the table below.

Compensation expense related to cash-settled plans

in € THOUS

	2022	2021	2020
LTIP 2022+	3,765	—	—
MB LTIP 2020	(629)	2,112	2,115
LTIP 2019	(4,416)	21,761	13,689
MB LTIP 2019	(358)	299	820
NxStage LTIP	(758)	296	513
LTIP 2016	(3,475)	3,826	21,864
LTIP 2011	—	—	1,894

(vi)	Material Transactions between FMC AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC AG & Co. KGaA

In connection with the formation of FMC AG, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in 1996, Fresenius SE and its affiliates and FMC AG and its affiliates entered into several agreements for the purpose of giving effect to the Merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between FMC AG & Co. KGaA and Fresenius SE, their affiliates and with certain of our equity method investees. For further information, see note 5 of the notes to the consolidated financial statements included in our 2022 20-F. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the SEC and the NYSE. We believe that the leases, the supply agreements and the service agreements summarized below are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm’s-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

●	In the discussion below regarding our contractual and other relationships with Fresenius SE:

●	the term “we (or us) and our affiliates” refers only to FMC AG & Co. KGaA and its subsidiaries; and

●	the term “Fresenius SE and its affiliates” refers only to Fresenius SE and affiliates of Fresenius SE other than FMC AG & Co. KGaA and its subsidiaries.

Lease agreements

The Company is a party to real estate lease agreements with Fresenius SE and certain of its affiliates (collectively, Fresenius SE Companies), which mainly include leases for the Company’s corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The leases have maturities up to the end of 2032. In December 2022, the Company sold a building and other assets to a Fresenius SE Company for consideration in the aggregated amount of €31,315 THOUS and subsequently leased the buildings for a period of ten years from the Fresenius SE Company beginning in December 2022.

Below is a summary resulting from the above described lease agreements with related parties.

Lease agreements with related parties

in € THOUS

	2022			2021			2020
	Depreciation	Interest expense	Lease expense (1)	Depreciation	Interest expense	Lease expense (1)	Depreciation	Interest expense	Lease expense (1)
Fresenius SE	8,395	524	259	7,876	661	1,654	7,925	740	2,452
Fresenius SE affiliates	13,956	1,048	—	13,709	1,092	38	13,236	1,272	572
Total	22,351	1,572	259	21,585	1,753	1,692	21,161	2,012	3,024

(1)	Short-term leases and expenses relating to variable lease payments as well as low value leases are exempted from balance sheet recognition.

Lease agreements with related parties

in € THOUS

	December 31, 2022		December 31, 2021
	Right-of-use asset	Lease liability	Right-of-use asset	Lease liability
Fresenius SE	38,688	39,626	48,794	50,997
Fresenius SE affiliates	112,684	114,077	68,181	68,284
Total	151,372	153,703	116,975	119,281

Trademarks

Fresenius SE continues to own the name “Fresenius” and several marks containing “Fresenius” (hereinafter referred to as Fresenius Marks). Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries (hereinafter referred to as D-GmbH), have entered into agreements containing the following provisions. Fresenius SE has granted to D-GmbH, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by the worldwide dialysis business of Fresenius SE, and the “Fresenius Marks” as a trademark in all aspects of the renal business. D-GmbH, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license to use the “Fresenius Marks” in the former National Medical Care non-renal business if it is used as part of a trademark containing the words “Fresenius Medical Care” together with one or more descriptive words, such as “Fresenius Medical Care Vascular Care” or “Fresenius Medical Care Physician Services.”

We and our affiliates have the right to use “Fresenius Marks” in other medical businesses only with the consent of Fresenius SE. Fresenius SE may not unreasonably withhold its consent. Fresenius SE will not use or license third parties to use the Fresenius Marks in the renal business worldwide and will not use the Fresenius Marks alone or in combination with any other words in the US and Canada, except in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business.

Service agreements and products

The Company is party to service agreements with Fresenius SE Companies to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as needed basis when the agreement comes due. The Company also provides administrative services to one of its equity method investees.

The Company sells products to Fresenius SE Companies and purchases products from Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. (FMCH) purchases heparin supplied by Fresenius Kabi USA, Inc. (Kabi USA), through an independent group purchasing organization (GPO). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

In December 2010, the Company and Galenica Ltd. (now known as CSL Vifor) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from, as well as into certain exclusive distribution agreements with, Vifor Fresenius Medical Care Renal Pharma Ltd. Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €1,272,287 THOUS of pharmaceuticals, of which €362,805 THOUS is committed at December 31, 2022 for 2023. The terms of these agreements run up to four years.

Under the CMS Comprehensive End-Stage Renal Disease (ESRD) Care Model, the Company and participating physicians formed entities known as ESRD Seamless Care Organizations (ESCOs) as part of a payment and care delivery model that seeks to deliver better health outcomes for Medicare ESKD patients while lowering CMS’s costs. The Company entered into participation/service agreements with these ESCOs, which are accounted for as equity method investees. For the fifth performance year (January 1, 2020 through March 31, 2021), CMS finalized its settlement reports on December 30, 2022. These ESCOs are expected to be dissolved during the first quarter of 2023.

In October 2019, CMS released a request for applications to participate in its new Comprehensive Kidney Care Contracting (CKCC) model. Under the CKCC model, renal health care providers participate by forming an entity known as a Kidney Care Entity (KCE). Through the KCE, renal health care providers take responsibility for the total cost and quality of care for Medicare beneficiaries with CKD stages 4 and 5 as well as Medicare beneficiaries with ESRD. In order to participate, KCEs must include nephrologists and transplant providers, and dialysis providers and other third parties are permitted to participate. As of December 31, 2022, the Company was participating in 20 KCEs. The Company entered into participation/service agreements with these KCEs, which are accounted for as equity method investees.

Below is a summary, including the Company’s receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service agreements and products with related parties

in € THOUS

	2022		2021		2020		December 31, 2022		December 31, 2021
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Service agreements (1)
Fresenius SE	361	38,010	123	38,292	250	29,174	26	2,820	—	6,707
Fresenius SE affiliates	5,164	83,087	5,657	100,541	4,708	102,323	1,168	8,585	1,544	8,041
Equity method investees	36,089	—	42,391	—	19,730	—	120,507	—	131,661	—
Total	41,614	121,097	48,171	138,833	24,688	131,497	121,701	11,405	133,205	14,748

Products
Fresenius SE	—	—	5	—	—	—	—	—	—	—
Fresenius SE affiliates	66,800	39,405	50,081	31,719	41,180	44,164	16,078	5,826	13,487	6,000
Equity method investees	—	463,073	—	445,714	—	474,100	—	73,563	—	76,444
Total	66,800	502,478	50,086	477,433	41,180	518,264	16,078	79,389	13,487	82,444

(1)	In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €6,520 THOUS and €12,911 THOUS at December 31, 2022 and 2021, respectively.

Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE’s cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of December 31, 2022 and December 31, 2021, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €1,477 THOUS and €14,900 THOUS, respectively. As of December 31, 2022 and December 31, 2021, the Company did not have accounts payable to Fresenius SE related to short-term financing under Fresenius SE’s cash management system. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009 and November 28, 2013, the Company borrowed €1,500 THOUS and €1,500 THOUS, respectively, from the General Partner. The loan repayments were extended periodically and combined into a single borrowing during 2022. The loan repayment is currently due on April 21, 2027 with an interest rate of 1.3348%.

At December 31, 2022 and December 31, 2021, the Company borrowed from Fresenius SE in the amount of €1,000 THOUS at an interest rate of 2.468% and €74,500 THOUS at an interest rate of 0.600%, respectively. For further information on this loan agreement, see note 13 of the notes to the consolidated financial statements in our 2022 20-F.

Key management personnel; General Partner reimbursement

Due to the Company’s legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €23,632 THOUS, €30,212 THOUS and €33,284 THOUS, respectively, for its management services during 2022, 2021 and 2021 and included an annual fee of €120 THOUS as compensation for assuming liability as general partner. The annual fee is set at 4% of the amount of the General Partner’s share capital (€3,000 THOUS as of December 31, 2022). As of December 31, 2022 and December 31, 2021, the Company had accounts receivable from the General Partner in the amount of €816 THOUS and €769 THOUS, respectively. As of December 31, 2022 and December 31, 2021, the Company had accounts payable to the General Partner in the amount of €27,289 THOUS and €24,265 THOUS, respectively.

For information regarding compensation of the Management Board and the Supervisory Board of the Company, as well as information regarding settlements with certain former members of the General Partner’s Management Board in connection with their respective departures from the Management Board in 2022, see our 2022 Compensation Report included in the 2023 AGM Invitation.

Proposed deconsolidation

On February 21, 2023, the supervisory board of Management AG approved the Management Board’s resolution to initiate firm plans for a change of the legal form of the Company from a partnership limited by shares (Kommanditgesellgesellschaft auf Aktien – KGaA) into a German stock corporation (Aktiengesellschaft – AG). The Supervisory Board has taken note with approval of the resolutions mentioned before. It is intended to convene an extraordinary general meeting of the Company at the beginning of the third quarter of 2023 which shall resolve on the change of the legal form. Thereby, the Management Board and the supervisory board of Management AG as well as the Supervisory Board support the intention of Fresenius SE to seek the deconsolidation of the Company.

(vii)	Principal Accountant Fees and Services

In 2022, 2021 and 2020, fees for the auditor, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (PwC), and its affiliates were expensed as follows:

Fees

in € THOUS

	Consolidated group	thereof Germany	Consolidated group	thereof Germany	Consolidated group	thereof Germany

	2022		2021		2020
Audit fees	14,354	2,961	10,524	2,041	9,386	1,608
Audit-related fees	686	301	1,038	614	510	394
Tax fees	1,204	—	633	—	951	54
Other fees	2,940	2,940	1,817	1,813	5,236	5,236

Audit fees are the aggregate fees billed by the Company’s auditor for the audit of the Company’s consolidated financial statements and the statutory financial statements of FMC AG & Co. KGaA and certain of its subsidiaries, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control over financial reporting are included in audit fees.

Audit-related fees are fees charged by the Company’s auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under audit fees. This category mainly comprises fees billed by PwC for comfort letters, audit of the Compensation Report, audit of the sustainability report, agreed-upon procedure engagements and other attestation services subject to regulatory requirements.

Tax fees are fees for professional services rendered by the Company’s auditor for tax compliance, tax consulting associated with international transfer prices, as well as support services related to tax audits.

In 2022, 2021 and 2020, other fees include amounts related to services from the Company’s auditors, mainly in regard to corporate governance.

Fees billed by the Company’s auditors for non-audit services in Germany include fees for the services described above within the audit-related fees, tax fees and other fees.

Audit Committee’s pre-approval policies and procedures

As a German company, we prepare statutory financial statements under German law on the basis of the accounting principles of the HGB and consolidated financial statements in accordance with IFRS. Our Supervisory Board engages our independent auditors to audit these financial statements, in consultation with our Audit and Corporate Governance Committee and subject to election by our shareholders at our AGM in accordance with German law.

Our financial statements are also included in registration statements and reports that we file with the SEC. Our Audit and Corporate Governance Committee engages our independent auditors to audit these financial statements in accordance with Rule 10A-3 under the Exchange Act and Rule 303A.06 of the NYSE Governance Rules. See also the description in Item (iii), “Directors and Senior Management,” above.

The Supervisory Board’s audit committee also adopted a policy requiring management to obtain the committee's approval before engaging our independent auditors to provide any permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Corporate Governance Committee pre-approves a catalog of specific non-audit services that may be performed by our auditors. The policy also provides for additional approval requirements based on fee amount.

The General Partner’s Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approves the request accordingly. Services that are not included in the catalog or are included but exceed applicable fee levels are passed on either to the chair of the Audit and Corporate Governance Committee or to the full committee, for approval on a case by case basis. In addition, the Audit and Corporate Governance Committee is informed about all approvals on a quarterly basis. Neither the chair of our Audit and Corporate Governance Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or would be inconsistent with maintaining the auditors’ independence.

During 2022, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $180 THOUS (€171 THOUS).